UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32644

BK TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

7100 Technology Drive
West Melbourne, Florida 32904
(321) 984-1414
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

BK Technologies, Inc. (1)
Common Stock, par value $0.60 per share
(Title of each class of securities covered by this Form)

BK Technologies Corporation (1)
Common Stock, par value $0.60 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                       ☒
Rule 12g-4(a)(2)                       ☐
Rule 12h-3(b)(1)(i)                   ☒
Rule 12h-3(b)(1)(ii)                  ☐
Rule 15d-6                                ☐

Approximate number of holders of record as of the certification or notice date:  One.

Pursuant to the requirements of the Securities Exchange Act of 1934, BK Technologies Corporation has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BK TECHNOLOGIES CORPORATION
Date: April 8, 2019	By:	/s/ William P. Kelly
	Name:	William P. Kelly
	Title:	Executive Vice President and Chief Financial Officer

(1) On March 28, 2019, pursuant to an Agreement and Plan of Merger, dated as of March 28, 2019 (the “Merger Agreement”), by and among BK Technologies, Inc., a Nevada corporation (the “Old BK”), BK Technologies Corporation, a Nevada corporation and then a direct, wholly-owned subsidiary of the Registrant (“New BK”), and BK Merger Sub, Inc., a Nevada corporation and then a direct, wholly-owned subsidiary of New BK (“Merger Sub”), Merger Sub merged with and into Old BK, with Old BK surviving as a wholly-owned subsidiary of New BK (the “Merger”). At the effective time of the Merger, pursuant to the Merger Agreement, each outstanding share of Old BK’s common stock, par value $0.60 per share (“Company Common Stock”), was automatically converted into one share of New BK’s common stock, par value $0.60 per share (“New BK Common Stock”). Pursuant to this Form 15, New BK is terminating the registration of the Company Common Stock. The New BK Common Stock, including New BK’s duties to file reports with respect thereto, is not affected by this Form 15.